Exhibit 99.1

stone co

4Q23 Earnings Release

March 18, 2024

investors.stone.co

StoneCo Reports Fourth Quarter and Fiscal Year 2023 Results

Strong quarter with Adjusted EBT reaching R$638 million, up 132% year over year, on accelerating MSMB TPV growth of 20%, resulting in Adjusted Net income of R$564 million, up 177% year over year

George Town, Grand Cayman, March 18, 2024 – StoneCo Ltd. (Nasdaq: STNE, B3: STOC31) (“Stone” or the “Company”) today reports its financial results for its fourth quarter and fiscal year ended December 31, 2023.

“Dear Fellow Shareholders,

I hope this message finds you in high spirits. As we wrap up a successful year, I want to express my profound gratitude for your support and investment in Stone.

Reflecting on the past year, it is remarkable how well our company has performed. I am not only referring to our strong financial performance but also acknowledging the strategic milestones that have strengthened our position in the market and paved the way for future growth – as we detailed in our Investor Day.

Unlike previous letters, the primary objective of this, and subsequent ones, is to reflect on our strategic progress and the effectiveness of capital allocation throughout the year. My intention is to articulate our ambitions for the coming years. I believe that these letters play a crucial role in offering a qualitative narrative that complements the quantitative results and outlines our prospects. The statements, both in this letter and those we will provide in the future, arise from drivers often challenging to quantify – specifically, the fundamental values that guide our company.

This letter might also be longer than what you are used to, as it marks a special occasion. As I wrap up my first year as CEO, which followed a prior year as board member, I am keen to share the insights of this initial journey, delve into the financial results for 2023, outline our strategic vision for the upcoming years, and discuss the transition of our founder, Andre Street, from his role as chairman, as well as additional board changes. This transition is a significant moment for us, representing both a continuation of Andre’s legacy and a step towards new leadership horizons.

Rights & Wrongs:

The Views from an Outsider

As you are aware, I became a part of StoneCo’s Board of Directors approximately two years ago. This initial contact with the company offered me a unique chance to see our operations from a high-level perspective. Now, a year into my role as CEO, I have taken a deeper look at our company, better spotting our strengths and areas of improvement. This journey has been revealing, as it has provided valuable lessons and enhanced my perspective on the opportunities we face.

The Pleasant Surprises:

One of the most impressive aspects I have encountered is the sheer "brain power" within Stone, which is top-notch across all levels. The caliber of our team far exceeds the norm, with a level of insight and commitment that truly sets us apart. This high talent density is a testament to our ability to attract and retain exceptional talents, providing us with a significant edge in a competitive landscape.

Equally remarkable to me was to see firsthand our team's execution capacity. Our ability to quickly implement initiatives, always with an eye on the client's best interest, speaks to the strength of our client-centric culture and high level of organizational alignment. This rare agility was particularly evident in how we recovered from 2021, when the company faced a 'perfect storm' of challenges, including failures with the registry system, adverse macroeconomic conditions, and stresses to our credit portfolio, all while absorbing the significant acquisition of Linx. The team's ability to adapt quickly, sustain our growth and rebound our profitability in the face of adversity, was, in my perspective, nothing short of impressive.

On the strategic front, I was amazed by the strides the company has taken to diversify beyond payments, which has begun to show results. While this expansion may not yet be fully visible externally, the foundation we have built will allow our company to reap significant benefits from integrating payments, banking, credit, and software in the years ahead.

Areas for Enhancement:

Despite these evident strengths, I have also realized that several areas require attention and improvement. One prominent issue is that the ambition to chase multiple initiatives diluted our efforts and potentially our impact. You may have even noticed signs of this from an external perspective. While I didn't want to curtail our opportunities, I felt that it was crucial to instill a 'less is more' mentality throughout the organization.

Operational efficiency also emerged as an area for improvement. While we excel in certain areas, I became confident that we can still 'unlock' substantial operating leverage, pushing Stone to operate more efficiently and to become more profitable.

In response to these insights, we've initiated several strategic adjustments:

1.	Organizational Structure Redesign: We have reorganized to deliver our solutions more effectively across different client segments, from Micro to Medium businesses, tailoring our go-to-market approach to meet their unique needs. Our new organizational structure aligns with each client segment, while it also strengthens key capabilities around engineering, product, marketing, and innovation, enhancing our ability to address client needs in a unique way.

2.	Sharpen Strategic Focus: As the outcome of a thorough strategic revision and prioritization process, we have set three clear strategic priorities that will enable us to achieve our long-term goals: (i) win in the MSMB segment; (ii) drive engagement; (iii) scale through platforms. These priorities helped us to set key focus areas for the coming years, such as:

a.	Software Business Integration: By focusing on four key verticals that represent most of the financial services opportunity within our software installed base (Retail, Gas Stations, Food, and Drugstores), we are embedding financial services into our software and delivering attractive bundles to our clients, increasing our competitive edge and opening a significant growth avenue for the future.

b.	Leverage the power of the combination of Payments, Banking and Software: There is a huge opportunity in our installed client base to increase engagement with our solutions. As an example, today only a fraction of our client base can be considered “heavy users” of our solutions and there is a substantial potential to improve our unit economics as we continue to engage the base.

c.	Build Once, Use Many - The Creation of the Stone Platform: Our rapid growth initially focused on development speed, sometimes at the expense of consistency and reusability. This resulted in the existence of multiple data platforms. But over the last year and a half, we've made a big change. We've brought our technology teams together, streamlined how we work, and started to build a solid foundation that we all share: the Stone Platform. As we move forward, especially with new tech like artificial intelligence, we're setting ourselves up to generate new synergies and use our insights even more effectively to serve our clients.

3.	Cost Management and Spending Controls: Recognizing the potential to unlock substantial operating leverage, we've embarked on initiatives aimed at enhancing profitability even further. Through sustainable cost optimization, we're setting the stage for more efficient, profitable operations. By implementing a shared-services center and zero-based budgeting, we are enhancing our financial discipline across the organization.

What We Are Building:

Building Our Financial Ecosystem like Lego Bricks

After a year in the role, I have also had the opportunity to appreciate what we are building. As we presented at our Investor Day, what began as a focused endeavor to serve SMBs has become a pursuit of an R$ 100bn opportunity, through the addition of new services and segments. This expansion wasn't a product of ambition alone but a series of strategic layers, each adding to our addressable market, much like the stacking of new Lego bricks. Our path wasn't just about growing; it was about understanding and solving the evolving needs of our clients.

As we stand today, we still have a small fraction of the R$ 100bn opportunity, so our journey is far from over. But with each new layer, we're not just expanding our reach; we're reinforcing our foundation, ensuring that as we grow, we remain steadfast in our commitment to service, innovation, and simplicity.

Why We Believe We Can Win

In a time when FinTechs could once thrive on user growth without worrying much about profits, due to low borrowing costs, things have changed. The focus on rapid expansion without solid results is shifting. With capital becoming more expensive, there's a push towards more sustainable business models. This brings up a common question from investors: "How does your company stand out in this competitive market?". Here are the three main ways we differentiate ourselves:

1.	Tech-Enabled Distribution - Vast Reach, Precision Targeting: Our unique advantage stems from our extensive and tech-powered distribution network. Unlike others, our approach combines a vast reach across Brazil—encompassing 99.7% of the Service GDP and extending into over 5,000 cities—with sophisticated technology that enhances our efficiency and effectiveness. Our technology equips sales agents with the tools to target the right clients, offering them a complete overview of the merchant's profile and the ability to propose the most suitable service bundles. This strategic use of technology ensures that we're not just widespread but also smart in our reach, significantly reducing our Client Acquisition Costs while maintaining high-quality service.

2.	Superior Service: Our commitment to delivering unparalleled service is a cornerstone of our competitive edge. We set the industry standard, answering client calls in less than 5 seconds and providing the fastest delivery times through our optimized logistics. This level of service is especially critical in a sector where expectations often go unmet. For SMBs and micro-merchants alike, our ability to rapidly respond to and resolve their needs — not just quickly but efficiently — has solidified our position as the leader in customer satisfaction across Brazil. It's a reminder that exceptional service isn't just a value-add; it's essential.

3.	Comprehensive Merchant Platform: Our third distinguishing factor is our all-encompassing merchant platform. Beyond merely processing payments, we offer a deep, data-driven understanding of our clients' needs, which not only addresses current demands but anticipates future ones, providing an unparalleled level of insight.

Priorities Going Forward

While the opportunity is huge, we will seize it through a targeted approach, ensuring we do not dilute our efforts. With this in mind, we have selected three strategic priorities to progress towards our long-term objectives:

1.	Win in the MSMB Segment

Our vast distribution footprint will allow us to drive consistent, profitable growth, while we expand the ways in which we help our clients through our multiple solutions. Furthermore, we have an attractive financial services opportunity in our installed Software client base and the right assets and organizational alignment to capture that opportunity.

Our unwavering commitment to providing the best service in the market will remain a strong focus and the biggest hurdle to our ability to expand our offerings and solutions. Sustaining our position as the “benchmark” in the industry will serve as a guide to our product development efforts, as we will launch new products and bundles making sure we can continue to delight our clients with the best service in an increasingly multi-product reality.

The combination of these elements will be the key driver of our ability to continue to win new clients and grow above the overall market, gaining market share within the MSMB segment.

2.	Drive Engagement with Our Clients

Beyond winning new clients and growing faster than the market, we believe we will be able to drive engagement because as we evolve our product platforms and our ability to price better bundles to our clients, we expand the breadth of monetization levers. We have a huge opportunity to drive further engagement and monetization if we can scale working capital solutions in the appropriate way, for our clients and for our business. We can use Software as a differentiator to achieve higher monetization and better lifetime values.

3.	Scale Through Platforms

Lastly, we will be able to increase returns in the future as we generate growth profitably. The intrinsic elements of our business model that will enable us to grow with minimal incremental investments are: (i) our foundational assets around distribution, logistics, client service, which are platforms for future growth, and (ii) our product and technology platforms that will enable us to deliver multiple value propositions through a single technology infrastructure.

A Recap of 2023

After reflecting on our achievements, strategic direction, and how we're setting ourselves up for future success, I also wanted to address our 2023 results. Last year was a milestone year for us, marking a complete rebound from the challenges faced in 2021. We closed the year with exceptional results, particularly in the fourth quarter, when we accomplished significant progress in our key strategic initiatives.

Our top priority, "Winning in MSMBs," posted remarkable growth. We achieved a notable increase in MSMB TPV both annually and in the fourth quarter, showing an acceleration from the previous period. Our banking services also recorded impressive growth, with deposits reaching R$ 6.1 billion by the end of December, a significant increase from 2022. This growth not only reflects higher engagement but also a better conversion of TPV into deposits.

In our second priority - "Driving Engagement", we observed monetization improving substantially throughout the year, with MSMB Take-Rates achieving 2.43% (up 22 bps y/y). In the 4Q we saw a slight decline of 6bps compared to the previous quarter, but that was already expected and purely a result of seasonality. More importantly, we continued to advance in our Credit Solution - reaching a working capital portfolio of R$ 309 million by the end of the year, with very encouraging results regarding the health of the portfolio. NPLs over 90d are still at 0.29%, and even our most mature cohorts are still pointing us toward losses under the 10% level.

The push to "Scale Through Platforms" yielded substantial operational leverage, boosting our EBT to R$ 1,954 million, a 233% increase over the previous year. This leap forward improved our EBT margin by more than 10 percentage points, and our adjusted net income surged to R$ 1,558 million, up 279% from the previous year. Our profitability also translated into cash generation, and we ended the year with an adjusted net cash position of R$ 5,053 million, even after significant investments in our credit portfolio and share buybacks.

On a separate note, our Software segment faced challenges in 2023, particularly in non-strategic verticals, where growth was slower. However, our efficiency initiatives started showing results, with EBITDA margins improving by 1.9 percentage points to 16.4%. The fourth quarter recorded a dip due to one-off restructuring costs, but these moves we made to generate savings for us in 2024. Additionally, our integration efforts in the four prioritized verticals have just started to pay dividends, with participation in TPV from these software clients surpassed R$ 20 billion in the year.

In summary, 2023 was a year of significant achievements and strategic advancements for us and our 4Q results have positioned us favorably to continue to perform well in 2024 and make progress towards our 2027 goals.

Laying the Groundwork for Tomorrow: Creating a Portfolio of Bets

When companies chase quick wins under market pressure, they risk their future. Growth isn't just about speed; it's also about sustainability. Fast growth can be tempting, but it's not always right. At Stone, we're playing the long game. We focus on building a solid company, not on boosting our stock price.

At Stone’s current scale, planting seeds that will grow into meaningful new businesses takes some discipline, a bit of patience, and a nurturing culture. Our established businesses are well-rooted young trees: they are growing, enjoy high returns on capital, and operate in growing market segments. These characteristics set a high bar for any new business we would start. Before we invest our shareholders’ money in a new business line or initiative, we must convince ourselves that the new opportunity is sizable and can generate the returns on capital our investors expected when they invested in Stone.

In nearly every decision we make, there are factors we can control and predict – and others we can't. Whether we realize it or not, we often engage in what Annie Duke, a scholar at the University of Pennsylvania and retired professional poker champion, calls "thinking in bets"*. By embracing this mindset, we acknowledge uncertainty in our decision-making process, enabling us to better identify mistakes, recognize moments of luck, and become less susceptible to reactive emotions and destructive habits. Understanding this concept is crucial for comprehending how we allocate capital as we build our growth and new venture portfolio.

While it is still too early to delve into our portfolio of bets, we will certainly address this topic in subsequent letters.

Paving the Way for the Next Chapter: Succession of the Chairman and Founder

To wrap it up, today we also announced a pivotal transition in our leadership. André Street, our esteemed founder and Chairman, has chosen to conclude his tenure on the Board, stepping aside from reelection at the forthcoming Annual General Meeting (AGM) scheduled for April 2024. Similarly, Vice-Chairman Conrado Engel and board member Patricia Verderesi will not seek reelection, honoring their two-year commitment.

Despite stepping down, André remains deeply connected to the company as its Reference Shareholder, bolstered by special protections under our Shareholders' Agreement and Articles of Association. This includes the privilege to choose the Chairman of the Board. The transition marks the culmination of a deliberate, multi-year effort led by André to professionalize management and enhance governance standards—a mission that was crystallized by our strong 2023 results and the robust, strategically aligned team now at the helm.

The succession process for the Chairman position has been carefully planned by the People Committee of the Board. The candidates recommended for the upcoming AGM will be Mauricio Luchetti as Chairman and Gilberto Caldart as Vice-Charman. Additionally, a new member will be nominated, José Alexandre Scheinkman. We have shared more details about the succession in a separate 6-K filing.

We are committed to keeping alive the entrepreneurial spirit created by our founders. Our goal is to maintain high standards of governance as our company grows and continues to be a leader in entrepreneurship and client-centricity. With a committed shareholder like André, a great team, and a strong business, we are well set to continue to advance our mission forward.

In conclusion, as we close 2023 and kick off 2024, I am more enthusiastic than ever about our company. We thank you, our shareholders, for your support, your encouragement, and for joining us on this journey.

Pedro Zinner, CEO”

* ” Thinking in Bets: Making Smarter Decisions When You Don’t Have All the Facts”, Annie Duke

Operating and Financial Highlights for 4Q23 and 2023

Note about our non-IFRS Adjusted P&L metrics: as anticipated in our 4Q22 Earnings announcement, from 1Q23 onwards we no longer adjust the expenses related to share-based compensation, which may affect the comparability of our current Adjusted results to our Adjusted numbers prior to 1Q23. To allow for better understanding of our business performance trends, the tables in this Earnings Release will make reference to our Adjusted P&L metrics including share-based compensation expenses (i.e. not adjusting those expenses out), both in 1Q23 and in prior periods for comparability purposes.

MAIN CONSOLIDATED FINANCIAL METRICS

Table 1: Main Consolidated Financial Metrics

Main Consolidated Financial Metrics (R$mn)	4Q23	3Q23	Δ q/q %	4Q22	Δ y/y %	2023	2022	Δ y/y %
Total Revenue and Income	3,248.7	3,139.9	3.5%	2,706.1	20.1%	12,055.0	9,588.9	25.7%
Adjusted EBITDA	1,618.3	1,590.4	1.8%	1,231.1	31.5%	5,958.8	4,170.4	42.9%
Adjusted EBITDA margin (%)	49.8%	50.7%	(0.8 p.p.)	45.5%	4.3 p.p.	49.4%	43.5%	5.9 p.p.
Adjusted EBT	638.2	544.8	17.2%	275.6	131.6%	1,954.0	586.6	233.1%
Adjusted EBT margin (%)	19.6%	17.3%	2.3 p.p.	10.2%	9.5 p.p.	16.2%	6.1%	10.1 p.p.
Adjusted Net Income	563.8	435.1	29.6%	203.8	176.6%	1,557.5	410.5	279.4%
Adjusted Net income margin (%)	17.4%	13.9%	3.5 p.p.	7.5%	9.8 p.p.	12.9%	4.3%	8.6 p.p.
Adjusted Net Cash	5,053.3	4,857.5	4.0%	3,489.6	44.8%	5,053.3	3,489.6	44.8%

•	Total Revenue and Income reached R$3,248.7 million, growing 20.1% year over year. This was primarily driven by a 24.4% increase in financial services platform revenues, as a result of active client base growth and higher monetization from clients, mainly in our MSMB segment.

•	Adjusted EBITDA in 4Q23 was R$1,618.3 million, up 31.5% year over year and 1.8% quarter over quarter. Adjusted EBITDA Margin slightly decreased sequentially from 50.7% to 49.8%, mainly due to an increase in other expenses, given higher labor contingencies, and administrative expenses excluding D&A, seasonally higher in the last quarter of the year.

•	Adjusted EBT in 4Q23 was R$638.2 million, up 131.6% year over year and 17.2% quarter over quarter, with adjusted EBT margin increasing 2.3 percentage points sequentially to 19.6%. The sequential margin increase is primarily attributed to consolidated revenue growth, as well as lower financial expenses. These effects were partially offset by higher other operating expenses and administrative expenses.

•	Adjusted Net Income in 4Q23 was R$563.8 million, 176.6% higher year over year, with adjusted net margin of 17.4%. This compares with R$435.1 million and a margin of 13.9% in 3Q23. The quarter over quarter margin improvement was driven by the same factors that impacted Adjusted EBT margin combined with a lower effective tax rate.

•	Adjusted Net Cash position was R$5,053.3 million in 4Q23, increasing 44.8% year over year or 4.0% quarter over quarter. The sequential increase of R$195.8 million was mainly driven by (i) R$1,021.6 million of cash net income (net income plus non-cash income and expenses as reported in our statement of cash flows), (ii) plus a R$85.7 million inflow from recoverable taxes and taxes payable. These effects were partially offset by (iii) R$25.4 million from prepaid expenses; (iv) R$285.3 million of capex; (v) R$292.7 million from buyback of shares, and (vi) R$312.8 million from loans disbursements.

OUTLOOK

Our 2023 trajectory reinforced our commitment to the long-term targets. We continue to believe that StoneCo is uniquely positioned to drive strong return to shareholders. With that in mind, we share our guidance for 2024 and 2027, which we provided in our Investor Day held on November 15th, 2023.

SEGMENT REPORTING

Below, we provide our main financial metrics broken down into our two reportable segments and non-allocated activities.

Table 2: Financial metrics by segment

Segment Reporting (R$mn Adjusted)	4Q23	3Q23	Δ q/q %	4Q22	Δ y/y %	2023	2022	Δ y/y %
Total Revenue and Income	3,248.7	3,139.9	3.5%	2,706.1	20.1%	12,055.0	9,588.9	25.7%
Financial Services	2,870.6	2,737.7	4.9%	2,308.2	24.4%	10,495.4	8,083.5	29.8%
Software	363.2	387.9	(6.4%)	376.3	(3.5%)	1,492.2	1,419.8	5.1%
Non-Allocated	14.9	14.3	4.2%	21.6	(30.9%)	67.4	85.6	(21.2%)
Adjusted EBITDA	1,618.3	1,590.4	1.8%	1,231.1	31.5%	5,958.8	4,170.4	42.9%
Financial Services	1,557.2	1,506.1	3.4%	1,172.4	32.8%	5,699.8	3,976.4	43.3%
Software	58.7	79.4	(26.1%)	59.6	(1.6%)	244.4	206.0	18.7%
Non-Allocated	2.4	4.9	(50.0%)	(0.9)	n.m	14.6	(12.0)	n.m
Adjusted EBT	638.2	544.8	17.2%	275.6	131.6%	1,954.0	586.6	233.1%
Financial Services	603.8	485.5	24.4%	246.1	145.4%	1,793.4	486.6	268.5%
Software	33.0	55.5	(40.5%)	30.5	8.2%	150.8	114.6	31.6%
Non-Allocated	1.4	3.8	(62.9%)	(1.0)	n.m	9.8	(14.6)	n.m

As part of our plan on our key strategic priorities, we sold our shares in Everydata Group Ltd. And its Credit Info Caribbean subsidiaries on December 29, 2023. Additionally, on February 7, 2024, we sold our stake in Pinpag, an electronic fund transfers company. Both of these companies were part of our Non-Allocated segment, which should be impacted in the coming quarters by the divestments.

FINANCIAL SERVICES SEGMENT PERFORMANCE HIGHLIGHTS

Table 3: Financial Services Main Operating and Financial Metrics

Main Financial Services Metrics	4Q23	3Q23	Δ q/q %	4Q22	Δ y/y %	2023	2022	Δ y/y %
Financial Metrics (R$mn)
Total Revenue and Income	2,870.6	2,737.7	4.9%	2,308.2	24.4%	10,495.4	8,083.5	29.8%
Adjusted EBITDA	1,557.2	1,506.1	3.4%	1,172.4	32.8%	5,699.8	3,976.4	43.3%
Adjusted EBT	603.8	485.5	24.4%	246.1	145.4%	1,793.4	486.6	268.5%
Adjusted EBT margin (%)	21.0%	17.7%	3.3 p.p.	10.7%	10.4 p.p.	17.1%	6.0%	11.1 p.p.

TPV (R$bn)	113.5	103.9	9.2%	100.1	13.3%	408.3	367.4	11.2%
MSMB	98.5	89.6	10.0%	81.9	20.2%	350.3	289.9	20.8%
Key Accounts	15.0	14.4	4.3%	18.2	(17.6%)	58.1	77.5	(25.1%)

MSMB Pix QR code[1]	7.6	5.5	37.5%	3.1	146.3%	20.9	7.1	195.6%

Monthly Average TPV MSMB ('000)	9.2	9.0	2.1%	10.9	(15.1%)	9.3	11.1	(16.6%)

Active Payments Client Base ('000)[2]	3,522.1	3,330.9	5.7%	2,584.0	36.3%	3,522.1	2,584.0	36.3%
MSMB[2]	3,471.3	3,279.1	5.9%	2,526.2	37.4%	3,471.3	2,526.2	37.4%
Key Accounts	58.3	59.3	(1.6%)	65.0	(10.2%)	58.3	65.0	(10.2%)

Net Adds ('000)[2]	191.2	316.2	(39.5%)	211.9	(9.8%)	938.1	817.9	14.7%
MSMB[2]	192.2	317.2	(39.4%)	211.8	(9.2%)	945.2	822.7	14.9%
Key Accounts	(1.0)	(3.3)	(70.6%)	0.6	n.m	(6.6)	(2.4)	177.5%

Take Rate
MSMB	2.43%	2.49%	(0.06 p.p.)	2.21%	0.22 p.p.	2.45%	2.15%	0.30 p.p.
Key Accounts	1.28%	1.13%	0.16 p.p.	1.17%	0.11 p.p.	1.18%	0.95%	0.23 p.p.

Banking
MSMB Active Banking Client Base ('000)[3]	2,096.5	1,931.6	8.5%	692.8	202.6%	2,096.5	692.8	202.6%
Client Deposits (R$mn)[4]	6,119.5	4,450.8	37.5%	4,023.7	52.1%	6,119.5	4,023.7	52.1%
MSMB Banking ARPAC[5]	28.4	25.5	11.4%	44.7	(36.5%)	30.6	40.5	(24.5%)

Credit
Credit Clients[6]	10,752	3,747	186.9%	n.a.	n.a.	10,752	n.a.	n.a.
Working Capital Portfolio (R$mn)[7]	309.4	113.5	172.7%	n.a.	n.a.	309.4	n.a.	n.a.
Disbursements - EOP (R$mn)	353.6	121.9	190.2%	n.a.	n.a.	353.6	n.a.	n.a.
Disbursements - Quarter (R$mn)	231.7	101.7	127.8%	n.a.	n.a.	n.a	n.a.	n.a.
Loan loss provision/Portfolio[8]	(20.1%)	(20.0%)	(0.05 p.p.)	n.a.	n.a.	(20.1%)	n.a.	n.a.
NPL 15-90 days[9]	1.96%	0.40%	1.56 p.p.	n.a.	n.a.	1.96%	n.a.	n.a.
NPL > 90 days[9]	0.29%	0.03%	0.27 p.p.	n.a.	n.a.	0.29%	n.a.	n.a.

•	Financial Services segment Revenue reached R$2,870.6 million in 4Q23, 24.4% higher year over year. Segment growth was driven by the strong performance in our MSMB client segment, attributed mainly to (i) consistently strong TPV growth, increasing 20.2% year over year (24.8% if PIX QR code volumes were included) and more than twice the industry pace, as announced by ABECS, and (ii) a higher take rate of 2.43% in the quarter, up 22 basis points year over year.

•	Financial Services segment Adjusted EBT was R$603.8 million in 4Q23, up 145.4% year over year and 24.4% quarter over quarter. Adjusted EBT margin reached 21.0%, an improvement of 3.3 percentage points from 17.7% in 3Q23. This sequential expansion was driven by an increase in revenues from the segment, combined with lower financial expenses. These effects were partially offset by an increase in other operating expenses and administrative expenses.

1 Considers transactions from dynamic POS QR Code and static QR Code from Stone and Ton merchants. Both types of PIX can be monetized.

2 From 3Q22 onwards, does not include clients that use only TapTon.

3 Clients who have transacted at least R$1 in the past 30 days. Except for Client Deposits, banking metrics do not include clients of Pagar.me and Ton clients who do not have the full banking solution "Super Conta Ton".

4 Deposits from banking customers, including MSMB and Key Account clients.

5 ARPAC means Average Revenue Per Active Client. Banking ARPAC considers banking revenues, such as card interchange fees, floating, insurance and transactional fees, as well as PIX QR Code.

6 Credit clients consider merchants who have a loan contract with Stone until December 31st, 2023.

7 The working capital portfolio is gross of provisions for losses, but net of amortizations.

8 Ratio of accumulated loan loss provision expenses over the working capital portfolio in the period.

9 NPL (Non-Performing Loans) is the total outstanding of the contract whenever the clients default on an installment. More information on the total overdue by aging considering only the individual installments can be found in Note 6.1.1 of the Financial Statements.

•	Consolidated TPV grew 13.3% year over year to R$113.5 billion in 4Q23, driven by 20.2% growth in the MSMB segment, partially offset by a 17.6% decrease in Key Accounts’ TPV. In 2023, total TPV reached R$408.3 billion, representing a 11.2% year over year growth, compared with an industry growth of 10.1% in the same period.

•	Total Payments Active Client base reached 3.5 million[10] representing a total quarterly net addition of 191,200 active clients.

a.	MSMB (Micro and SMB clients)

o	MSMB Active Payment Clients reached 3,471,300[11], representing a 37.4% year over year growth and a net addition of 192,200 in 4Q23. The quarter over quarter decrease in net adds is mainly explained by fourth-quarter seasonality. Despite this effect, our continued investments in marketing supported the increase in gross adds, with positive trends in all tiers of clients.

o	MSMB TPV was R$98.5 billion, up 20.2% year over year and more than twice compared to the industry growth according to ABECS. This was mainly driven by the continuous expansion in our MSMB active payment client base.

o	MSMB TPV from PIX QR Code was R$7.6 billion in the quarter, increasing 37.5% compared with 3Q23, mainly due to an increase of use in our PIX POS solution. Including this volume in the MSMB TPV, the total year over year growth would have been 24.8%. PIX QR Code MSMB TPV includes transactions from dynamic POS QR Code and static QR Code from Stone and Ton merchants, with both types being possible to monetize. This volume is not included in the take rate calculation.

o	MSMB Average Monthly TPV per client decreased 15.1% year over year. This decrease is in line with the previous quarters and is a result of the Ton representativeness in the client mix, which is mainly used by micro-merchants and have lower average TPV compared to our SMB merchants, which predominantly use our Stone and Pagar.me solutions.

o	MSMB Take Rate was 2.43%, 6bps lower quarter over quarter and up 22bps on a year over year basis. The quarter over quarter variation is mainly attributed to (i) a seasonal increase in debit over credit volumes, and (ii) a lower duration of prepayment.

o	Banking solutions[12]

o	Banking client base in 4Q23 reached 2.1 million active clients, increasing 8.5% quarter over quarter. This result was driven by (i) a larger number of Ton clients with our full banking solution, and (ii) the continued activation of new banking accounts within our Stone payments client base. The decrease seen in growth levels compared to previous quarters is mainly due to the end of the migration of Ton clients to our full banking solution.

o	Total deposits were R$6,119.5 million in the quarter, increasing 52.1% year over year and 37.5% quarter over quarter. This strong increase was mainly explained by positive impacts from our combined offer of banking and payments solutions driving higher levels of cash-in and by the seasonal and calendar effects at the end of the quarter.

o	Banking ARPAC (average revenue per active client) was R$28.4 per client per month, decreasing 36.5% year over year. The quarter over quarter evolution of 11.4% was mainly attributed to revenues from the processing of PIX QR Code transactions, which were more than enough to compensate lower yield over deposits following the sequential decline in the overnight rate.

10 From 3Q22 onwards, does not include clients that use only TapTon.

11 From 3Q22 onwards, does not include clients that use only TapTon.

12 Except for Total Accounts Balance, banking metrics do not include clients of Pagar.me and those Ton clients who do not have the full banking solution "Super Conta Ton”.

o	Credit Solutions:

o	As of December 31, 2023, we disbursed a total of R$353.6 million of loans reaching 10,752 contracts, with a credit portfolio of R$309.4 million at month-end. Specifically, in 4Q23, we disbursed R$231.7 million to 7,005 contracts. Our focus remains on SMB clients, with an average ticket of R$33,000.

o	Loan loss provision expenses totaled R$39.4 million in the quarter, compared with R$19.0 million in 3Q23. We build provisions equivalent to 20% of the credit portfolio in the period.

o	In the quarter, NPL 15-90 days was 1.96% and NPL over 90 days was 0.29%.

Key Accounts Clients

o	Key Accounts TPV was R$15.0 billion, 17.6% lower year over year, as we continue to deprioritize and offboard low margin clients.

o	Key Accounts take rate was 1.28% in 4Q23, up 16 basis points on a quarter over quarter basis and 11 basis points higher than in 4Q22. The year over year variation is attributed to higher prices and a positive mix shift due to the roll-off of lower margin clients. These positive effects were partially offset by lower prepayment volumes in Key Account clients that is in line with our strategy.

SOFTWARE PERFORMANCE HIGHLIGHTS

Table 4: Software Main Operating and Financial Metrics

Main Software Metrics (R$mn)	4Q23	3Q23	Δ q/q %	4Q22	Δ y/y %	2023	2022	Δ y/y %
Financial Metrics
Total Revenue and Income	363.2	387.9	(6.4%)	376.3	(3.5%)	1,492.2	1,419.8	5.1%
Adjusted EBITDA	58.7	79.4	(26.1%)	59.6	(1.6%)	244.4	206.0	18.7%
Adjusted EBITDA Margin	16.2%	20.5%	(4.3 p.p.)	15.8%	0.3 p.p.	16.4%	14.5%	1.9 p.p.
Adjusted EBT	33.0	55.5	(40.5%)	30.5	8.2%	150.8	114.6	31.6%
Adjusted EBT Margin	9.1%	14.3%	(5.2 p.p.)	8.1%	1.0 p.p.	10.1%	8.1%	2.0 p.p.

MSMB TPV Overlap (R$ bn)[13]	5.8	4.9	19.3%	n.a	n.a.	n.d.	n.a	n.a.

o	Software segment Revenue and Income was R$363.2 million in the quarter, a 3.5% decrease year over year. Following our Investor Day, we will no longer disclose Core and Digital revenues year over year growth and will rather start offering more data regarding the new division presented in the event, which was composed of our four strategic verticals, enterprise business and other verticals. The year over year decrease in Software revenues was mainly driven by a decrease in Enterprise revenues, which was down 16% year over year, being partially offset by an increase from revenues in other verticals, due to seasonal effects in our customer review platform, and the performance of our four key strategic verticals. Compared with 3Q23, software segment revenue decreased 6.4% sequentially, explained mainly by lower other financial income and enterprise revenues.

o	Software Segment Adjusted EBITDA was R$58.7 million in 4Q23, with a margin of 16.2%. This compares with R$59.6 million and a margin of 15.8% in 4Q22. The year over year decrease in Adjusted EBITDA was mainly due to restructuring costs. In 3Q23, Adjusted EBITDA margin was 20.5%, decreasing 4.3 percentage points, as a result of lower revenues ex other financial income, combined with non-recurring restructuring costs in the amount of R$11.5 million. Excluding this effect, adjusted EBITDA margin would have been 19.3% in 4Q23.

13 MSMB TPV Overlap in Software installed base within the four key verticals, comprised of Retail, Food, Drugstores and Gas Stations.

o	Software Segment Adjusted EBT was R$33.0 million in 4Q23, up 8.2% year over year. Compared with 3Q23, Adjusted EBT decreased 40.5%, with Adjusted EBT Margin decreasing from 14.3% to 9.1%. The sequential decrease in Adjusted EBT is a result of the factors above mentioned for the quarter over quarter variation for Adjusted EBITDA margin.

o	Cross-sell Evolution: The MSMB TPV overlap between financial services and the four prioritized verticals namely, Gas Stations, Retail, Food and Drugstores, increased 19.3% quarter over quarter, reaching R$5.8 billion in 4Q23. Among the 4 key verticals, Gas Stations is the most advanced initiative and is driving the overlap growth.

Income Statement

Table 5: Statement of Profit or Loss (IFRS, as Reported)

Statement of Profit or Loss (R$mn)	4Q23	% Rev.	4Q22	% Rev.	Δ %	2023	% Rev.	2022	% Rev.	Δ %
Net revenue from transaction activities and other services	868.1	26.7%	777.8	28.7%	11.6%	3,309.8	27.5%	2,617.4	27.3%	26.5%
Net revenue from subscription services and equipment rental	459.1	14.1%	464.6	17.2%	(1.2%)	1,825.0	15.1%	1,760.9	18.4%	3.6%
Financial income	1,770.8	54.5%	1,331.6	49.2%	33.0%	6,229.3	51.7%	4,638.0	48.4%	34.3%
Other financial income	150.7	4.6%	132.1	4.9%	14.1%	691.0	5.7%	572.6	6.0%	20.7%
Total revenue and income	3,248.7	100.0%	2,706.1	100.0%	20.1%	12,055.0	100.0%	9,588.9	100.0%	25.7%
Cost of services	(802.7)	(24.7%)	(698.0)	(25.8%)	15.0%	(2,982.8)	(24.7%)	(2,669.8)	(27.8%)	11.7%
Provision for expected credit losses[14]	(39.4)	(1.2%)	n.a.	n.a.	n.a.	(62.1)	(0.5%)	n.a.	n.a.	n.a.
Administrative expenses	(308.6)	(9.5%)	(327.2)	(12.1%)	(5.7%)	(1,188.9)	(9.9%)	(1,121.4)	(11.7%)	6.0%
Selling expenses	(454.0)	(14.0%)	(406.1)	(15.0%)	11.8%	(1,698.3)	(14.1%)	(1,511.2)	(15.8%)	12.4%
Financial expenses, net	(943.1)	(29.0%)	(911.5)	(33.7%)	3.5%	(3,999.5)	(33.2%)	(3,514.7)	(36.7%)	13.8%
Mark-to-market on equity securities designated at FVPL	0.0	0.0%	(114.5)	(4.2%)	(100.0%)	30.6	0.3%	(853.1)	(8.9%)	n.m
Other income (expenses), net	(0.3)	(0.0%)	(109.0)	(4.0%)	(99.7%)	(241.2)	(2.0%)	(302.5)	(3.2%)	(20.3%)
Loss on investment in associates	(1.7)	(0.1%)	(0.3)	(0.0%)	403.2%	(4.2)	(0.0%)	(3.6)	(0.0%)	16.4%
Profit before income taxes	738.2	22.7%	139.4	5.2%	429.4%	1,970.8	16.3%	(387.3)	(4.0%)	n.m
Income tax and social contribution	(82.0)	(2.5%)	(60.6)	(2.2%)	35.3%	(370.4)	(3.1%)	(139.1)	(1.5%)	166.3%
Net income for the period	656.2	20.2%	78.8	2.9%	732.3%	1,600.4	13.3%	(526.4)	(5.5%)	n.m

Table 6: Statement of Profit or Loss (Adjusted15)

From 1Q23 onwards, we stopped adjusting share-based compensation expenses in our adjusted results. Those changes may affect the comparability of our adjusted results between different quarters. For that reason, we have included below our historical numbers on a comparable basis, not adjusting for share-based compensation expenses, according to our current adjustment criteria.

Adjusted Statement of Profit or Loss (R$mn)	4Q23	% Rev.	4Q22	% Rev.	Δ %	2023	% Rev.	2022	% Rev.	Δ %
Net revenue from transaction activities and other services	868.1	26.7%	777.8	28.7%	11.6%	3,309.8	27.5%	2,617.4	27.3%	26.5%
Net revenue from subscription services and equipment rental	459.1	14.1%	464.6	17.2%	(1.2%)	1,825.0	15.1%	1,760.9	18.4%	3.6%
Financial income	1,770.8	54.5%	1,331.6	49.2%	33.0%	6,229.3	51.7%	4,638.0	48.4%	34.3%
Other financial income	150.7	4.6%	132.1	4.9%	14.1%	691.0	5.7%	572.6	6.0%	20.7%
Total revenue and income	3,248.7	100.0%	2,706.1	100.0%	20.1%	12,055.0	100.0%	9,588.9	100.0%	25.7%
Cost of services	(802.7)	(24.7%)	(698.0)	(25.8%)	15.0%	(2,982.8)	(24.7%)	(2,669.8)	(27.8%)	11.7%
Provision for expected credit losses[14]	(39.4)	(1.2%)	n.a.	n.a.	n.a.	(62.1)	(0.5%)	n.a.	n.a.	n.a.
Administrative expenses	(277.3)	(8.5%)	(296.5)	(11.0%)	(6.5%)	(1,052.4)	(8.7%)	(994.7)	(10.4%)	5.8%
Selling expenses	(454.0)	(14.0%)	(406.1)	(15.0%)	11.8%	(1,698.3)	(14.1%)	(1,511.2)	(15.8%)	12.4%
Financial expenses, net	(941.1)	(29.0%)	(903.4)	(33.4%)	4.2%	(3,954.1)	(32.8%)	(3,483.4)	(36.3%)	13.5%
Other income (expenses), net	(133.7)	(4.1%)	(126.1)	(4.7%)	6.0%	(409.3)	(3.4%)	(339.7)	(3.5%)	20.5%
Loss on investment in associates	(1.7)	(0.1%)	(0.3)	(0.0%)	403.1%	(4.2)	(0.0%)	(3.6)	(0.0%)	16.5%
Adj. Profit before income taxes	638.2	19.6%	275.6	10.2%	131.6%	1,954.0	16.2%	586.6	6.1%	233.1%
Income tax and social contribution	(74.4)	(2.3%)	(71.7)	(2.7%)	3.7%	(396.5)	(3.3%)	(176.0)	(1.8%)	125.3%
Adjusted Net Income	563.8	17.4%	203.8	7.5%	176.6%	1,557.5	12.9%	410.5	4.3%	279.4%

14 In 2Q23, credit revenues were recognized net of provision for expected credit losses in Financial Income. From 3Q23 onwards, provision for expected losses is allocated in Cost of services.

15 Our adjusted P&L includes the same adjustments made for our Adjusted Net Income but broken down into each P&L line. The purpose of showing it is to make it easier to understand the underlying evolution of our Costs & Expenses, disregarding some non-recurring events associated with each line item.

Total Revenue and Income

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$868.1 million in 4Q23, a 11.6% year-over-year growth. This increase can be primarily attributed to (i) a 13.3% year over year consolidated TPV growth; (ii) revenue streams from other solutions, mainly PIX; and (iii) higher revenue from membership fees16, which contributed with R$74.2 million to our transaction activities and other services revenue in the quarter, compared with R$60.8 million in 4Q22. Revenues from TAG, our registry business, contributed with R$27.4 million to our transaction activities and other services revenue in the quarter, compared with R$49.4 million in 4Q22.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental slightly decreased in the quarter to R$459.1 million, also attributed to lower software revenues.

Financial Income

Financial Income in 4Q23 was R$1,770.8 million, up 33.0% year over year, explained by higher (i) prepaid volumes; and (ii) floating revenue from our banking solution.

Other Financial Income

Other Financial Income was R$150.7 million in 4Q23 compared with R$132.1 million in 4Q22 mainly due to a higher average cash balance in the period. On a quarter over quarter basis, Other Financial Income decreased 19.4% mainly explained by a reduction in the base rate in Brazil in the period combined with a lower average cash balance sequentially.

Costs and Expenses

Cost of Services

Cost of Services were R$802.7 million in 4Q23, up 15.0% year over year. This increase is mainly attributed to (i) provisions for loan losses from our new credit product, which totaled R$39.4 million in our cost of services in the quarter and were null in 4Q22; (ii) investments in technology; and (iii) D&A costs as we continue to expand our client base. Excluding provisions from loan losses, cost of services would have increased 9.4% year over year. As a percentage of revenues, Cost of Services decreased from 25.8% in 4Q22 to 24.7 % in 4Q23.

Compared with 3Q23, Cost of Services was 3.8% higher, explained by the same aforementioned drivers. Provisions for loan losses contributed with R$39.4 million to our cost of services in the quarter, compared with R$19.0 million in 3Q23. Excluding provisions from loan losses, cost of services would have increased 1.2% sequentially. As a percentage of revenues, Cost of Services remained flat.

16 Membership fees refer to the upfront fee paid by merchants for all Ton offerings and specific ones for Stone.

Administrative Expenses

Administrative Expenses were R$308.6 million, down 5.7% year over year. This decrease is mostly explained by changes in the allocation between costs and expenses lines from the Software segment, which were partially offset by higher third-party services. As a percentage of Total Revenue and Income, Administrative Expenses decreased from 12.1% in 4Q22 to 9.5% in 4Q23.

Administrative Expenses in 4Q23 were 10.9% higher than in 3Q23, primarily due to (i) higher expenses related to third-party services; combined with (ii) personnel expenses that are usually higher in the fourth quarter. As a percentage of total revenues, Administrative Expenses increased from 8.9% in 3Q23 to 9.5% in 4Q23.

Administrative Expenses in 4Q23 include R$31.3 million of expenses that are adjusted in our Adjusted Income Statement, related to amortization of fair value adjustments on acquisitions, mostly related to the Linx and other software companies’ acquisitions (see table 14 in Appendix for the Adjustments by P&L line). Adjusting for those effects, Administrative Expenses were R$296.5 million in 4Q22, R$243.5 million in 3Q23 and R$277.3 million in 4Q23. As a percentage of Total Revenue and Income, Administrative Expenses were 11.0% in 4Q22, 7.8% in 3Q23 and 8.5% in 4Q23. Such year over year and quarter over quarter variations are explained by the same reasons mentioned above for the accounting numbers.

Selling Expenses

Selling Expenses were R$454.0 million in the quarter, an 11.8% increase year over year primarily attributed to higher expenses with partner commissions. As a percentage of revenues, Selling Expenses decreased from 15.0% in 4Q22 to 14.0% in 4Q23.

Compared with 3Q23, Selling Expenses increased by 2.6%, due to higher provisions for variable compensation in the period. As a percentage of revenues, Selling Expenses was flat sequentially.

Financial Expenses, Net

Financial Expenses, Net were R$943.1 million in the quarter, up 3.5% compared with 4Q22, due to higher prepaid volumes. This was partially offset by a reduction in average CDI in the period, from 13.65% in 4Q22 to 12.25% in 4Q23. As a percentage of revenues, Financial Expenses, Net was 29.0% in 4Q23 compared with 33.7% in 4Q22.

Compared with 3Q23, Financial Expenses, Net were 10.9% lower. This decrease was driven by (i) a reduction in average CDI in the period, from 13.27% in 3Q23 to 12.25% in 4Q23, (ii) the lower amount of working days in the fourth quarter compared with the third quarter; (iii) a seasonal decline in the average duration of funding lines; and (iv) a lower average cash balance in the period. These effects were partially offset by quarterly TPV growth.

Financial Expenses include R$2.0 million of expenses that are adjusted in our Adjusted Income Statement related to effects from (i) earn out interests on business combinations, and (ii) financial expenses from fair value adjustments on acquisitions (see table 14 in Appendix for the Adjustments by P&L line).

Adjusting for those effects, Financial Expenses, net were R$903.4 million in 4Q22, R$1,044.5 million in 3Q23 and R$941.1 million in 4Q23 or 33.4%, 33.3% and 29.0% as a percentage of Total Revenue and Income, respectively. Such year over year and quarter over quarter variations are explained by the same reasons mentioned above for the accounting numbers.

Mark-to-market on equity securities designated at FVPL

In 1Q23, we divested our stake in Banco Inter. As a result, from 2Q23 onwards, our profit & loss statement no longer includes mark-to-market gains or losses associated with this investment. This compares with a R$114.5 million loss in 4Q22.

Mark-to-market on equity securities designated at FVPL is fully adjusted in our Adjusted Income Statement (see table 14 in Appendix for the Adjustments by P&L line).

Other Income (Expenses), Net

Other Expenses, Net were R$0.3 million in 4Q23, representing a decrease of R$108.7 million year over year. This decline is mainly attributed to reversal of earn-out provisions.

Compared with 3Q23, Other Expenses, net were R$82.3 million lower mostly attributed to the reversal of earnout provisions, being partially offset by higher tax provisions related to share-based compensation due to an increase in the share price in the period.

Other Expenses, net include R$133.3 million gains that are excluded in our Adjusted Income Statement, including call options related to acquisitions, earn-out interests, reversal of litigation of Linx and divestment of assets (see table 14 in Appendix for the Adjustments by P&L line). Until 4Q22, we used to also adjust our numbers for share-based compensation expenses related to the one-time IPO grant and non-recurring long term incentive plans, which we stopped doing from 1Q23 onwards. For comparability purposes, based on adjustments criteria adopted from 1Q23 onwards, in which we do not adjust our results for share-based compensation expenses, and adjusting for the factors above, Other Expenses, net, were R$126.1 million in 4Q22, R$90.6 million in 3Q23 and R$133.7 million in 4Q23 or 4.7%, 2.9% and 4.1% as a percentage of Total Revenue and Income, respectively. The year over year variation is mostly explained by higher labor contingencies, being partially offset by lower civil contingencies and POS write off.

Income Tax and Social Contribution

During 4Q23, the Company recognized income tax and social contribution expenses of R$82.0 million over a profit before income taxes of R$738.2 million, implying an effective tax rate of 11.1%. The difference to the statutory rate is mainly explained by (i) benefits from “Lei do Bem” (Law 11,196/05) incentives from the fiscal year of 2023, as well as (ii) gains from subsidiaries abroad subject to different statutory tax rates.

The Income Tax and Social Contribution in our Adjusted Income Statement includes an additional R$7.6 million relating to taxes from the adjusted items (see table 14 in Appendix for the Adjustments by P&L line). Adjusting for those effects, our Income Tax and Social Contribution was R$74.4 million with an effective tax rate in 4Q23 of 11.7%, lower than the statutory rate mostly as a result of the aforementioned explanation for the accounting explanation.

EBITDA

Adjusted EBITDA was R$1,618.3 million in the quarter, compared with R$1,231.1 million in 4Q22. This increase is mostly explained by higher Total Revenue and Income, excluding Other Financial Income, due to the growth of our operations. Adjusted EBITDA Margin was 49.8% in the quarter, compared with 45.5% in 4Q22 and 50.7% in 3Q23. The sequential decrease in Adjusted EBITDA margin is mainly attributed to an increase in other expenses and administrative expenses excluding D&A, which offset the sequential growth of Total Revenue and Income, excluding Other Financial Income in the period.

Table 7: Adjusted EBITDA Reconciliation

EBITDA Bridge (R$mn)	4Q23	% Rev.	4Q22	% Rev.	Δ %	2023	% Rev.	2022	% Rev.	Δ %
Profit (Loss) before income taxes	738.2	22.7%	139.4	5.2%	429.4%	1,970.8	16.3%	(387.3)	(4.0%)	n.m
(+) Financial expenses, net	943.1	29.0%	911.5	33.7%	3.5%	3,999.5	33.2%	3,514.7	36.7%	13.8%
(-) Other financial income	(150.7)	(4.6%)	(132.1)	(4.9%)	14.1%	(691.0)	(5.7%)	(572.6)	(6.0%)	20.7%
(+) Depreciation and amortization	221.0	6.8%	214.8	7.9%	2.9%	878.2	7.3%	800.3	8.3%	9.7%
EBITDA	1,751.6	53.9%	1,133.6	41.9%	54.5%	6,157.5	51.1%	3,355.2	35.0%	83.5%
(+) Mark-to-market related to the investment in Banco Inter	0.0	0.0%	114.5	4.2%	n.m	(30.6)	(0.3%)	853.1	8.9%	n.m
(+) Other Expenses (a)	(133.3)	(4.1%)	(17.1)	(0.6%)	681.2%	(168.1)	(1.4%)	(37.8)	(0.4%)	344.4%
Adjusted EBITDA	1,618.3	49.8%	1,231.1	45.5%	31.5%	5,958.8	49.4%	4,170.4	43.5%	42.9%

(a)	Consists of the fair value adjustment related to associates call option, earn-out and earn-out interests related to acquisitions, reversal of litigation at Linx and divestment of assets.

EBITDA was R$1,751.6 million in the quarter, 54.5% higher than R$1,133.6 million in the prior year period, mostly as a result of the increase in Total Revenue and Income, excluding Other Financial Income. These effects were partially offset by higher cost of services and selling expenses, excluding D&A.

Net Income (Loss) and EPS

Net Income in 4Q23 was R$656.2 million and R$78.8 million in 4Q22 on a comparable basis, mostly as a result of higher total revenue and income, combined with lower administrative expenses and lower effective tax rate. IFRS basic EPS was R$2.10 per share in 4Q23, compared with R$0.25 in the prior-year period.

Adjusted Net Income was R$563.8 million in 4Q23 with a margin of 17.4%, compared with R$203.8 million reported in 4Q22 and a margin of 7.5% on a comparable basis (not adjusting for share-based compensation expenses). This increase in Adjusted Net Income is mainly explained by (i) a 28.0% year over year growth in total revenue and income net of adjusted financial expenses, combined with (ii) operating leverage in cost of services (up 15.0% year over year), despite provisions for loan losses in 4Q23, which were null in 4Q22, (iii) lower adjusted administrative expenses (down 6.5% year over year), and (iv) lower effective tax rate.

Adjusted Net Income was up 29.6% quarter over quarter, with Adjusted Net Margin improving 3.5 percentage points from 13.9% in 3Q23 to 17.4% in 4Q23, mainly as a result of higher total revenue and income, as well as lower financial expenses and lower effective tax rate.

Adjusted diluted EPS was R$1.76 per share in 4Q23 compared with R$0.63 per share in 4Q22 and R$1.32 per share in 3Q23, on a comparable basis (not adjusting for share-based compensation expenses).

Table 8: Adjusted Net Income Reconciliation

From 1Q23 onwards, we stopped adjusting share-based compensation expenses in our adjusted results. Those changes may affect the comparability of our adjusted results between different quarters. For that reason, we have included below our historical numbers on a comparable basis, not adjusting for share-based compensation expenses, according to our current adjustment criteria.

Net Income Bridge (R$mn)	4Q23	% Rev.	4Q22	% Rev.	Δ %	2023	% Rev.	2022	% Rev.	Δ %
Net income for the period	656.2	20.2%	78.8	2.9%	732.3%	1,600.4	13.3%	(526.4)	(5.5%)	n.m
Amortization of fair value adjustment (a)	(15.8)	(0.5%)	35.0	1.3%	n.m	92.4	0.8%	138.6	1.4%	(33.3%)
Mark-to-market from the investment in Banco Inter (b)	0.0	0.0%	114.5	4.2%	(100.0%)	(30.6)	(0.3%)	853.1	8.9%	n.m
Other expenses (c)	(84.2)	(2.6%)	(13.4)	(0.5%)	530.5%	(78.6)	(0.7%)	(17.8)	(0.2%)	341.4%
Tax effect on adjustments	7.6	0.2%	(11.1)	(0.4%)	n.m	(26.1)	(0.2%)	(36.9)	(0.4%)	(29.2%)
Adjusted net income (as reported)	563.8	17.4%	203.8	7.5%	176.6%	1,557.5	12.9%	410.5	4.3%	279.4%

IFRS basic EPS (d)	2.10	n.a.	0.25	n.a.	731.2%	5.09	n.a.	(1.67)	n.a.	n.m
Adjusted diluted EPS (as reported) (e)	1.76	n.a.	0.63	n.a.	179.6%	4.85	n.a.	1.34	n.a.	262.5%
Basic Number of shares	310.7	n.a.	312.6	n.a.	(0.6%)	312.6	n.a.	311.9	n.a.	0.2%
Diluted Number of shares	318.4	n.a.	324.6	n.a.	(1.9%)	319.3	n.a.	311.9	n.a.	2.4%

(a) Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.

(b) In 1Q23, we have sold our stake in Banco Inter.

(c) Consists of the fair value adjustment related to associates call option, earn-out and earn-out interests related to acquisitions, reversal of litigation of Linx and divestment of assets.

(d) Calculated as Net income attributable to owners of the parent (Net Income reduced by Net Income attributable to Non-Controlling interest) divided by basic number of shares. For more details on calculation, please refer to Note 16 of our Consolidated Financial Statements, December 31, 2023.

(e) Calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Adjusted Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Diluted earnings per share are calculated by adjusting the numerator of basic EPS, considering adjustments of potentially convertible instruments related to contingent consideration of acquisitions, as presented in Note 24.3. of our Financial Statements. However, due to the loss for the year ended December 31, 2022 and 2021, these instruments issued have a non-diluting effect, therefore, they were not considered in the total numerator of diluted loss per share.

In the 4Q23, we have improved our accounting policy to calculate the share-based instruments used in the diluted weighted average number of ordinary shares outstanding. For share-based transactions, a calculation is done to determine the quantity of shares that could have been acquired at fair value, considering the difference between (i) the quantity of shares issuable, reduced by (ii) the quantity of shares that could be purchased at the weighted average quoted market price during the period, with the proceeds to be obtained (if any) upon issuance of the shares. As per IAS 33, proceeds for share-based compensation instruments must include, as deemed proceeds, the amount to be recognized as compensation expense in profit and loss in future periods for such instruments. More details presented in Note 16.3.1 of our Financial Statements.

Adjusted Net Cash

Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 9 below:

Table 9: Adjusted Net Cash

Adjusted Net Cash (R$mn)	4Q23	3Q23	4Q22
Cash and cash equivalents	2,176.4	3,693.1	1,512.6
Short-term investments	3,481.5	2,042.5	3,453.8
Accounts receivable from card issuers(a)	23,977.1	21,105.4	20,748.9
Financial assets from banking solution	6,397.9	4,576.7	3,960.9
Derivative financial instrument (b)	0.6	0.4	12.4
Adjusted Cash	36,033.5	31,418.0	29,688.5

Obligations with banking customers(c)	(6,119.5)	(4,450.8)	(4,023.7)
Accounts payable to clients	(19,199.1)	(17,252.3)	(16,614.5)
Loans and financing (d)	(4,840.3)	(4,191.3)	(4,375.7)
Obligations to FIDC quota holders	(505.2)	(324.0)	(975.2)
Derivative financial instrument (b)	(316.2)	(342.1)	(209.7)
Adjusted Debt	(30,980.3)	(26,560.5)	(26,198.9)

Adjusted Net Cash	5,053.3	4,857.5	3,489.6

(a)	Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.

(b)	Refers to economic hedge.

(c)	Includes deposits from banking customers and values transferred by our banking clients to third parties but not yet settled.

(d)	Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

As of December 31, 2023, the Company’s Adjusted Net Cash was R$5,053.3 million, R$195.8 million higher compared with 3Q23, mostly explained by:

i.	R$1,021.6 million of cash net income, which is our net income plus non-cash income and expenses as reported in our statement of cash flows;

ii.	R$85.7 million from recoverable taxes and taxes payable;

iii.	-R$25.4 million from prepaid expenses;

iv.	-R$285.3 million of capex;

v.	-R$292.7 from buyback of shares;

vi.	-R$312.8 from loans operations portfolio;

vii.	R$4.6 million from other effects.

Cash Flow

Our cash flow in the quarter was explained by:

Table 10: Cash Flow

Cash Flow (R$mn)	4Q23	4Q22

Net income (loss) after non-cash adjustments for the period	1,021.6	381.7

Working capital adjustments:
Accounts receivable from card issuers	(2,154.8)	(1,267.4)
Receivables from related parties	8.4	(2.4)
Recoverable taxes	(17.5)	357.5
Prepaid expenses	(25.4)	6.1
Trade accounts receivable, banking solutions and other assets	160.3	82.0
Loans operations portfolio	(312.8)	0.0
Accounts payable to clients	259.2	547.0
Taxes payable	103.2	(305.6)
Labor and social security liabilities	(47.3)	1.5
Provision for contingencies	(6.3)	(4.7)
Trade Accounts Payable and Other Liabilities	(45.1)	84.1
Interest paid	(269.2)	(105.5)
Interest income received, net of costs	941.9	605.7
Income tax paid	(32.8)	(37.0)

Net cash provided by (used in) operating activity	(416.6)	343.0

Investing activities
Purchases of property and equipment	(144.4)	(65.1)
Purchases and development of intangible assets	(140.9)	(90.2)
Acquisition of subsidiary, net of cash acquired	0.0	(0.0)
Sale of subsidiary, net of cash disposed of	0.0	(4.3)
Proceeds from (acquisition of) short-term investments, net	(1,418.8)	(665.3)
Disposal of short and long-term investments - equity securities	2.4	0.0
Proceeds from the disposal of non-current assets	0.0	3.9
Acquisition of interest in associates	(3.8)	(12.0)

Net cash used in investing activities	(1,705.4)	(833.1)

Financing activities
Proceeds from borrowings	1,245.7	250.0
Payment of borrowings	(508.0)	(268.1)
Payment to FIDC quota holders	(70.0)	(312.5)
Proceeds from FIDC quota holders	241.1	0.0
Payment of leases	(1.6)	(19.7)
Repurchase of own shares	(292.7)	(53.4)
Sale of own shares	0.0	53.4
Acquisition of non-controlling interests	(0.1)	0.7
Dividends paid to non-controlling interests	(2.2)	(1.5)

Net cash provided by (used in) financing activities	612.1	(351.1)

Effect of foreign exchange on cash and cash equivalents	(6.7)	10.5

Change in cash and cash equivalents	(1,516.7)	(830.6)

Cash and cash equivalents at beginning of period	3,693.1	2,343.2
Cash and cash equivalents at end of period	2,176.4	1,512.6

Net cash used in operating activities was R$416.6 million in 4Q23, explained by R$1,021.6 million of Net Income after non-cash adjustments and R$1,438.3 million outflow from working capital variation. Working capital is composed of (i) R$953.7 million outflow of changes related to accounts receivable from card issuers, accounts payable to clients and interest income received, net of costs; (ii) R$312.8 million outflow from loans operations portfolio; (iii) R$302.0 million outflow from interest paid and income tax paid; (iv) R$25.4 million outflow from prepaid expenses; (v) R$160.3 million inflow of trade accounts receivable, banking solutions and other assets, and (vi) R$4.6 million outflow of other working capital changes.

Net cash used in investing activities was R$1,705.4 million in 4Q23, explained by (i) R$285.3 million capex, of which R$144.4 million related to property and equipment and R$140.9 million related to purchases and development of intangible assets; (ii) R$1,418.8 million from acquisition of short-term investments; (iii) R$2.4 million from disposal of short and long term investments in equity securities, and (iv) R$3.8 million outflow from acquisition of interest in associates.

Net cash provided by financing activities was R$612.1 million, explained by (i) R$907.1 million net proceeds from borrowings, mostly related to the issuance of debentures and new CCBs (“Cédula de Crédito Bancário”), (ii) R$292.7 million cash outflow from buyback of shares and the (iii) R$2.2 million cash outflow from capital events related to non-controlling interests.

Other Information

Conference Call

Stone will discuss its 4Q23 financial results during a teleconference today, March 18, 2024, at 5:00 PM ET / 6:00 PM BRT.

The conference call can be accessed live over the Zoom webinar (ID: 835 5588 9011 | Password: 819157). It can also be accessed over the phone by dialing +1 646 931 3860 or +1 669 444 9171 from the U.S. Callers from Brazil can dial +55 21 3958 7888. Callers from the UK can dial +44 330 088 5830.

The call will also be webcast live and a replay will be available a few hours after the call concludes. The live webcast and replay will be available on Stone’s investor relations website at https://investors.stone.co/.About Stone Co.

Stone Co. is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations
investors@stone.co

Consolidated Statement of Profit or Loss

Table 11: Consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mn)	4Q23	4Q22	2023	2022
Net revenue from transaction activities and other services	868.1	777.8	3,309.8	2,617.4
Net revenue from subscription services and equipment rental	459.1	464.6	1,825.0	1,760.9
Financial income	1,770.8	1,331.6	6,229.3	4,638.0
Other financial income	150.7	132.1	691.0	572.6
Total revenue and income	3,248.7	2,706.1	12,055.0	9,588.9
Cost of services	(802.7)	(698.0)	(2,982.8)	(2,669.8)
Provision for expected credit losses	(39.4)	0.0	(62.1)	0.0
Administrative expenses	(308.6)	(327.2)	(1,188.9)	(1,121.4)
Selling expenses	(454.0)	(406.1)	(1,698.3)	(1,511.2)
Financial expenses, net	(943.1)	(911.5)	(3,999.5)	(3,514.7)
Mark-to-market on equity securities designated at FVPL	0.0	(114.5)	30.6	(853.1)
Other income (expenses), net	(0.3)	(109.0)	(241.2)	(302.5)
Loss on investment in associates	(1.7)	(0.3)	(4.2)	(3.6)
Profit before income taxes	738.2	139.4	1,970.8	(387.3)
Income tax and social contribution	(82.0)	(60.6)	(370.4)	(139.1)
Net income for the period	656.2	78.8	1,600.4	(526.4)

Consolidated Balance Sheet Statement

Table 12: Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	31-Dec-23	31-Dec-22
Assets
Current assets	37,152.6	30,659.2
Cash and cash equivalents	2,176.4	1,512.6
Short-term investments	3,481.5	3,453.8
Financial assets from banking solution	6,397.9	3,960.9
Accounts receivable from card issuers	23,895.5	20,694.5
Trade accounts receivable	459.9	484.7
Recoverable taxes	146.3	151.0
Loans operations portfolio	210.0	-
Derivative financial instruments	4.2	36.4
Other assets	380.9	365.4

Non-current assets	11,541.0	11,586.2
Trade accounts receivable	28.5	37.3
Loans operations portfolio	40.8	-
Accounts receivable from card issuers	81.6	54.3
Receivables from related parties	2.5	10.1
Deferred tax assets	664.5	680.0
Other assets	137.5	206.5
Long-term investments	45.7	214.8
Investment in associates	83.0	109.8
Property and equipment	1,661.9	1,641.2
Intangible assets	8,794.9	8,632.3

Total Assets	48,693.6	42,245.4

Liabilities and equity
Current liabilities	29,142.7	25,174.1
Deposits from banking customers	6,119.5	4,023.7
Accounts payable to clients	19,163.7	16,578.7
Trade accounts payable	513.9	596.0
Loans and financing	1,374.8	1,847.4
Obligations to FIDC quota holders	505.2	975.2
Labor and social security liabilities	515.7	468.6
Taxes payable	514.3	329.1
Derivative financial instruments	316.2	209.7
Other liabilities	119.5	145.6

Non-current liabilities	4,874.9	4,121.3
Accounts payable to clients	35.5	35.8
Loans and financing	3,639.2	2,728.5
Deferred tax liabilities	546.5	500.2
Provision for contingencies	208.9	210.4
Labor and social security liabilities	34.3	35.8
Other liabilities	410.5	610.6

Total liabilities	34,017.6	29,295.4

Equity attributable to owners of the parent	14,622.3	12,893.9
Issued capital	0.1	0.1
Capital reserve	14,056.5	13,818.8
Treasury shares	(282.7)	(69.1)
Other comprehensive income	(320.4)	(432.7)
Retained earnings	1,168.9	(423.2)

Non-controlling interests	53.7	56.1

Total equity	14,676.0	12,950.0

Total liabilities and equity	48,693.6	42,245.4

Consolidated Statement of Cash Flows

Table 13: Consolidated Statement of Cash Flows

Cash Flow (R$mn)	4Q23	4Q22	2023	2022
Net income (loss) for the period	656.2	78.8	1,600.4	(526.4)

Adjustments on Net Income:
Depreciation and amortization	221.0	214.8	878.2	800.3
Deferred income tax and social contribution	(10.9)	14.6	24.6	(153.1)
Loss on investment in associates	1.7	0.3	4.2	3.6
Interest, monetary and exchange variations, net	11.7	(22.8)	(195.4)	(382.7)
Provision for contingencies	(20.7)	10.5	5.8	18.8
Share-based payments expense	69.6	69.4	251.2	213.1
Allowance for expected credit losses	60.6	13.3	160.2	88.6
Loss on disposal of property, equipment and intangible assets	13.0	(0.1)	66.2	25.3
Effect of applying hyperinflation	1.2	1.4	3.7	3.9
Loss on sale of subsidiary	10.9	20.3	10.9	20.3
Fair value adjustment in financial instruments at FVPL	0.0	58.7	96.6	1,179.5
Fair value adjustment in derivatives	7.2	(77.6)	20.3	90.8
Others	0.0	0.0	1.2	0.0

Working capital adjustments:
Accounts receivable from card issuers	(2,154.8)	(1,267.4)	32.3	740.2
Receivables from related parties	8.4	(2.4)	20.3	12.9
Recoverable taxes	(17.5)	357.5	139.0	261.9
Prepaid expenses	(25.4)	6.1	41.3	153.0
Trade accounts receivable, banking solutions and other assets	160.3	82.0	205.1	707.5
Loans operations portfolio	(312.8)	0.0	(312.8)	0.0
Accounts payable to clients	259.2	547.0	(3,382.1)	(3,633.9)
Taxes payable	103.2	(305.6)	169.7	137.8
Labor and social security liabilities	(47.3)	1.5	19.3	171.3
Provision for contingencies	(6.3)	(4.7)	(34.0)	(9.8)
Trade Accounts Payable and Other Liabilities	(45.1)	84.1	(79.9)	323.6
Interest paid	(269.2)	(105.5)	(749.4)	(430.4)
Interest income received, net of costs	941.9	605.7	2,766.9	2,058.7
Income tax paid	(32.8)	(37.0)	(116.1)	(191.1)

Net cash provided by (used in) operating activity	(416.6)	343.0	1,647.7	1,683.7

Investing activities
Purchases of property and equipment	(144.4)	(65.1)	(736.2)	(417.7)
Purchases and development of intangible assets	(140.9)	(90.2)	(474.1)	(305.5)
Acquisition of subsidiary, net of cash acquired	0.0	(0.0)	0.0	(69.8)
Sale of subsidiary, net of cash disposed of	0.0	(4.3)	0.0	(4.3)
Proceeds from (acquisition of) short-term investments, net	(1,418.8)	(665.3)	181.6	(1,222.4)
Acquisition of equity securities	0.0	0.0	0.0	(15.0)
Disposal of short and long-term investments - equity securities	2.4	0.0	220.5	183.5
Proceeds from the disposal of non-current assets	0.0	3.9	0.5	27.0
Acquisition of interest in associates	(3.8)	(12.0)	(37.8)	(46.9)

Net cash used in investing activities	(1,705.4)	(833.1)	(845.4)	(1,871.1)

Financing activities
Proceeds from borrowings	1,245.7	250.0	5,181.6	3,500.0
Payment of borrowings	(508.0)	(268.1)	(4,489.7)	(5,009.8)
Payment to FIDC quota holders	(70.0)	(312.5)	(1,032.5)	(1,250.0)
Proceeds from FIDC quota holders	241.1	0.0	564.8	0.0
Payment of leases	(1.6)	(19.7)	(72.8)	(99.8)
Repurchase of own shares	(292.7)	(53.4)	(292.7)	0.0
Sale of own shares	0.0	53.4	0.0	53.4
Acquisition of non-controlling interests	(0.1)	0.7	(1.4)	(0.3)
Dividends paid to non-controlling interests	(2.2)	(1.5)	(6.0)	(3.6)

Net cash provided by (used in) financing activities	612.1	(351.1)	(148.8)	(2,810.1)

Effect of foreign exchange on cash and cash equivalents	(6.7)	10.5	10.3	14.5

Change in cash and cash equivalents	(1,516.7)	(830.6)	663.8	(2,983.0)

Cash and cash equivalents at beginning of period	3,693.1	2,343.2	1,512.6	4,495.6
Cash and cash equivalents at end of period	2,176.4	1,512.6	2,176.4	1,512.6

Adjustments to Net Income by P&L Line

Table 14: Adjustments to Net Income by P&L Line

Adjustments to Net Income by P&L line (R$mn)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23
Cost of services	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Administrative expenses	9.3	9.7	166.0	(16.4)	23.5	40.4	32.1	30.6	35.6	34.8	34.8	31.3
Selling expenses	(0.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial expenses, net	4.2	4.2	2.4	11.4	6.1	9.1	8.0	8.1	14.8	14.2	14.4	2.0
Mark-to-market on equity securities designated at FVPL	0.0	(841.2)	1,341.2	764.2	323.0	527.1	(111.5)	114.5	(30.6)	0.0	0.0	0.0
Other operating income (expense), net	3.5	(4.5)	1.2	0.6	6.0	(17.3)	(8.9)	(17.1)	(2.6)	(24.2)	(8.0)	(133.3)
Gain (loss) on investment in associates	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Profit before income taxes	16.9	(831.7)	1,510.8	759.8	358.7	559.3	(80.2)	136.1	17.2	24.7	41.2	(100.0)
Income tax and social contribution	(1.9)	119.3	(163.9)	8.1	(3.1)	(14.2)	(8.5)	(11.1)	(6.3)	(10.0)	(17.5)	7.6
Net income for the period	15.0	(712.4)	1,346.9	767.9	355.6	545.1	(88.7)	125.0	10.9	14.8	23.7	(92.4)

Table 15: Adjusted EBT and Adjusted Net Income with and without share-based compensation adjustments

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond in our adjusted numbers. In addition, from 1Q23 onwards, we also stopped adjusting share-based compensation expenses in our adjusted results. Those changes may affect the comparability of our adjusted results between different quarters. For that reason, we have included below our historical numbers on a comparable basis, not adjusting for both the bond and share-based compensation expenses, according to our current adjustment criteria.

Profitability with and without share-based compensation adjustments (R$mn)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23
Consolidated
Reported
Adjusted EBT	247.6	(202.7)	81.3	(49.1)	82.5	106.7	210.7	316.5	324.0	447.0	544.8	638.2
Adjusted Net Income	187.4	(155.5)	85.3	(32.5)	51.7	76.5	162.5	234.8	236.6	322.0	435.1	563.8
Not Adjusting for Share-based Compensation
Adjusted EBT	226.9	(249.1)	83.0	(50.6)	68.8	75.8	166.3	275.6	324.0	447.0	544.8	638.2
Adjusted Net Income	173.3	(186.4)	86.7	(33.5)	42.6	55.8	108.3	203.8	236.6	322.0	435.1	563.8

Financial Services
Reported
Adjusted EBT	250.2	(202.6)	104.3	(31.0)	65.9	84.0	177.6	285.6	306.0	398.2	485.5	603.8
Adjusted Net Income	191.4	(153.2)	113.1	(13.0)	45.4	66.9	148.1	214.2	226.9	279.7	394.7	535.3
Not Adjusting for Share-based Compensation
Adjusted EBT	229.6	(248.7)	105.7	(32.6)	52.2	53.3	135.0	246.1	306.0	398.2	485.5	603.8
Adjusted Net Income	177.3	(183.9)	114.1	(14.0)	36.3	46.3	95.1	184.1	226.9	279.7	394.7	535.3

Software
Reported
Adjusted EBT	0.6	(0.7)	(11.6)	(15.2)	12.3	40.0	33.7	31.8	16.9	45.5	55.5	33.0
Adjusted Net Income	(0.7)	(3.0)	(14.8)	(15.6)	2.2	26.9	15.4	22.4	8.5	39.0	37.6	28.8
Not Adjusting for Share-based Compensation
Adjusted EBT	0.6	(1.0)	(11.4)	(15.2)	12.3	39.9	31.9	30.5	16.9	45.5	55.5	33.0
Adjusted Net Income	(0.7)	(3.2)	(14.6)	(15.6)	2.2	26.8	14.2	21.5	8.5	39.0	37.6	28.8

Non-Allocated
Reported
Adjusted EBT	(3.2)	0.6	(11.4)	(2.8)	4.3	(17.3)	(0.6)	(1.0)	1.2	3.4	3.8	1.4
Adjusted Net Income	(3.2)	0.7	(13.0)	(3.9)	4.2	(17.3)	(1.0)	(1.8)	1.2	3.4	2.8	(0.3)
Not Adjusting for Share-based Compensation
Adjusted EBT	(3.3)	0.6	(11.3)	(2.8)	4.3	(17.4)	(0.6)	(1.0)	1.2	3.4	3.8	1.4
Adjusted Net Income	(3.3)	0.7	(12.9)	(3.9)	4.1	(17.3)	(1.0)	(1.8)	1.2	3.4	2.8	(0.3)

Historical Adjusted Reporting

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond in our adjusted numbers. In addition, from 1Q23 onwards, we also stopped adjusting share-based compensation expenses in our adjusted results. Those changes may affect the comparability of our adjusted results between different quarters. For that reason, we have included below our historical numbers on a comparable basis, not adjusting for both the bond and share-based compensation expenses, according to our current adjustment criteria.

Table 16: Adjusted Historical Financial Services P&L

Segment Reporting - Financial Services (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23
Total revenue and income	828.4	564.2	1,152.5	1,545.9	1,721.3	1,932.6	2,121.5	2,308.2	2,335.9	2,551.2	2,737.7	2,870.6
Cost of services	(224.9)	(279.6)	(358.7)	(465.1)	(499.0)	(468.6)	(495.9)	(524.0)	(555.3)	(520.0)	(603.0)	(630.7)
Administrative expenses	(89.8)	(91.4)	(112.9)	(145.6)	(131.1)	(145.5)	(160.2)	(204.0)	(170.9)	(180.4)	(171.2)	(206.7)
Selling expenses	(159.7)	(215.3)	(248.6)	(263.5)	(323.0)	(267.3)	(318.8)	(336.2)	(314.8)	(324.3)	(358.3)	(375.8)
Financial expenses, net	(88.8)	(158.9)	(304.4)	(657.8)	(693.0)	(931.0)	(917.2)	(884.9)	(895.0)	(1,047.8)	(1,030.2)	(929.8)
Other operating income (expense), net	(35.1)	(67.4)	(22.0)	(46.6)	(23.0)	(66.9)	(94.3)	(112.6)	(92.6)	(78.8)	(88.4)	(123.3)
Gain (loss) on investment in associates	(0.5)	(0.4)	(0.1)	0.0	0.0	0.0	0.0	(0.4)	(1.3)	(1.7)	(1.0)	(0.6)
Profit before income taxes	229.6	(248.7)	105.7	(32.6)	52.2	53.3	135.0	246.1	306.0	398.2	485.5	603.8
Income tax and social contribution	(52.3)	64.8	8.4	18.6	(16.0)	(7.0)	(39.9)	(61.9)	(79.1)	(118.5)	(90.7)	(68.5)
Net income for the period	177.3	(183.9)	114.1	(14.0)	36.3	46.3	95.1	184.1	226.9	279.7	394.7	535.3

Table 17: Adjusted Historical Software P&L

Segment Reporting - Software (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23
Total revenue and income	30.9	42.8	301.1	311.4	326.6	350.7	366.2	376.3	358.2	382.9	387.9	363.2
Cost of services	(12.3)	(19.5)	(162.4)	(176.7)	(172.5)	(154.5)	(171.9)	(171.2)	(164.2)	(164.8)	(170.4)	(171.5)
Administrative expenses	(14.9)	(17.5)	(72.4)	(76.1)	(74.5)	(75.0)	(81.3)	(83.5)	(83.5)	(79.5)	(65.1)	(62.4)
Selling expenses	(1.2)	(6.0)	(55.5)	(51.8)	(56.6)	(63.5)	(61.2)	(63.8)	(69.0)	(79.4)	(80.9)	(75.2)
Financial expenses, net	(0.2)	(0.3)	(17.6)	(18.9)	(8.6)	(14.6)	(14.9)	(18.1)	(13.6)	(11.6)	(14.1)	(11.0)
Other operating income (expense), net	(1.8)	(0.4)	(4.7)	(3.1)	(1.8)	(3.0)	(4.8)	(8.7)	(11.0)	(2.6)	(2.2)	(9.9)
Gain (loss) on investment in associates	0.0	(0.1)	(0.0)	0.0	(0.4)	(0.3)	(0.2)	(0.4)	(0.1)	0.5	0.2	(0.2)
Profit before income taxes	0.6	(1.0)	(11.4)	(15.2)	12.3	39.9	31.9	30.5	16.9	45.5	55.5	33.0
Income tax and social contribution	(1.3)	(2.2)	(3.1)	(0.4)	(10.1)	(13.1)	(17.7)	(9.0)	(8.4)	(6.5)	(17.9)	(4.2)
Net income for the period	(0.7)	(3.2)	(14.6)	(15.6)	2.2	26.8	14.2	21.5	8.5	39.0	37.6	28.8

Table 18: Adjusted Historical Non-Allocated P&L

Segment Reporting - Non-Allocated (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23
Total revenue and income	8.3	6.5	16.0	15.7	22.4	20.8	20.8	21.6	17.5	20.7	14.3	14.9
Cost of services	(2.5)	(3.3)	(4.6)	(4.3)	(2.9)	(3.0)	(3.5)	(2.7)	(1.8)	(0.5)	(0.0)	(0.5)
Administrative expenses	(3.7)	(3.3)	(8.5)	(8.9)	(9.2)	(11.2)	(10.3)	(9.0)	(8.1)	(9.2)	(7.2)	(8.2)
Selling expenses	(1.9)	(1.9)	(4.1)	(3.1)	(4.2)	(5.1)	(5.4)	(6.1)	(6.1)	(8.2)	(3.2)	(3.1)
Financial expenses, net	0.7	5.7	(6.4)	(0.1)	(0.5)	(0.1)	(0.1)	(0.4)	(0.2)	(0.2)	(0.2)	(0.3)
Other operating income (expense), net	(1.1)	(0.8)	(1.2)	(0.9)	(1.1)	(17.8)	(1.1)	(4.8)	(0.4)	0.5	0.0	(0.5)
Gain (loss) on investment in associates	(3.2)	(2.4)	(2.6)	(1.2)	(0.2)	(1.0)	(1.1)	0.5	0.4	0.4	0.2	(0.9)
Profit before income taxes	(3.3)	0.6	(11.3)	(2.8)	4.3	(17.4)	(0.6)	(1.0)	1.2	3.4	3.8	1.4
Income tax and social contribution	0.0	0.2	(1.6)	(1.1)	(0.2)	0.0	(0.4)	(0.8)	0.0	(0.0)	(1.1)	(1.8)
Net income for the period	(3.3)	0.7	(12.9)	(3.9)	4.1	(17.3)	(1.0)	(1.8)	1.2	3.4	2.8	(0.3)

Table 19: Adjusted Historical Consolidated P&L

Consolidated P&L (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23
Total revenue and income	867.7	613.4	1,469.6	1,873.0	2,070.3	2,304.1	2,508.4	2,706.1	2,711.7	2,954.8	3,139.9	3,248.7
Cost of services	(239.7)	(302.4)	(525.6)	(646.1)	(674.4)	(626.2)	(671.3)	(698.0)	(721.3)	(685.3)	(773.5)	(802.7)
Provision for expected credit losses[17]	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(3.7)	(19.0)	(39.4)
Administrative expenses	(108.3)	(112.2)	(193.8)	(230.5)	(214.8)	(231.6)	(251.8)	(296.5)	(262.5)	(269.1)	(243.5)	(277.3)
Selling expenses	(162.8)	(223.2)	(308.2)	(318.4)	(383.7)	(335.9)	(385.4)	(406.1)	(389.9)	(411.9)	(442.4)	(454.0)
Financial expenses, net	(88.3)	(153.4)	(328.3)	(676.8)	(702.1)	(945.6)	(932.2)	(903.4)	(908.9)	(1,059.7)	(1,044.5)	(941.1)
Other operating income (expense), net	(38.0)	(68.6)	(27.9)	(50.5)	(25.8)	(87.6)	(100.2)	(126.1)	(104.1)	(81.0)	(90.6)	(133.7)
Gain (loss) on investment in associates	(3.6)	(2.8)	(2.8)	(1.2)	(0.7)	(1.3)	(1.2)	(0.3)	(1.0)	(0.8)	(0.6)	(1.7)
Profit before income taxes	226.9	(249.1)	83.0	(50.6)	68.8	75.8	166.3	275.6	324.0	447.0	544.8	638.2
Income tax and social contribution	(53.6)	62.7	3.6	17.1	(26.3)	(20.0)	(58.0)	(71.7)	(87.4)	(125.0)	(109.7)	(74.4)
Net income for the period	173.3	(186.4)	86.7	(33.5)	42.6	55.8	108.3	203.8	236.6	322.0	435.1	563.8

17 In 2Q23, credit revenues were recognized net of provision for expected credit losses in Financial Income. From 3Q23 onwards, provision for expected losses is allocated in Cost of services.

Glossary of Terms

•	“Adjusted Net Cash”: is a non-IFRS financial metric and consists of the following items: (i) Adjusted Cash: Cash and cash equivalents, Short-term investments, Accounts receivable from card issuers, Financial assets from banking solution and Derivative financial instrument; minus (ii) Adjusted Debt: Obligations with banking customers, Accounts payable to clients, Loans and financing, Obligations to FIDC quota holders and Derivative financial instrument.

•	“Banking”: refers to our digital banking solution and includes insurance products.

•	“Financial Services” segment: This segment is comprised of our financial services solutions serving both MSMBs and Key Accounts. Includes mainly our payments solutions, digital banking and credit.

•	“Key Accounts”: refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs. It also includes clients that are onboarded through our integrated partners program, regardless of client size.

•	“Membership fees”: refer to the upfront fee paid by merchants for all Ton offerings and specific ones for Stone when they join our client base.

•	“MSMBs”: the combination of SMBs (small and medium business) and micro-merchant clients, from our Stone, Pagar.me and Ton products.

•	“MSMB Active Payments Client Base”: refers to SMBs – small and medium business (online and offline) and micro-merchants, from our Stone, Pagar.me and Ton products. Considers clients that have transacted at least once over the preceding 90 days, except for Ton active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.

•	“Non-allocated”: Comprises other smaller businesses which are not allocated in our Financial Services or Software segments.

•	“PIX QR Code”: Considers transactions from dynamic POS QR Code and static QR Code from Stone and Ton merchants. Both types of PIX can be monetized.

•	“Revenue”: refers to Total Revenue and Income.

•	“Software” segment: Composed of our Strategic Verticals (Retail, Gas Stations, Food and Drugstores), Enterprise and Other Verticals. The Software segment includes the following solutions: POS/ERP, TEF and QR Code gateways, reconciliation, CRM, OMS, e-commerce platform, engagement tool, ads solution, and marketplace hub.

•	“Take Rate (MSMB)”: Managerial metric that considers the sum of revenues from financial services solutions offered to MSMBs, excluding Ton’s membership fee, TAG revenues and other non-allocated revenues, divided by MSMB TPV.

•	“Take Rate (Key Accounts)”: Managerial metric that considers revenues from financial services solutions offered to Key Account clients, excluding non-allocated revenues, divided by Key Accounts TPV.

•	“Total Active Payment Clients”: refers to MSMBs and Key Accounts. Considers clients that have transacted at least once over the preceding 90 days, except for Ton product active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.

•	“TPV”: Total Payment Volume. Up to the fourth quarter of 2020, refers to processed TPV. From the first quarter of 2021 onwards, reported TPV figures consider all volumes settled by StoneCo.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief”, and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents non-IFRS measures of financial performance, including: Adjusted Net Income, Adjusted EPS (diluted), Adjusted Net Margin, Adjusted Net Cash / (Debt), Adjusted Profit (Loss) Before Income Taxes, Adjusted Pre-Tax Margin, EBITDA and Adjusted EBITDA.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) amortization of fair value adjustment on acquisitions, (2) mark-to-market of equity investments, and (3) unusual income and expenses. Adjusted EPS (diluted) is calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Stone has presented Adjusted Profit Before Income Taxes and Adjusted EBITDA to eliminate the effect of items that it does not consider indicative of its continuing business performance within the period presented. Stone adjusts these metrics for the same items as Adjusted Net Income, as applicable.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment operations. In addition, it also adjusts by the balances of Financial Assets from Banking Solutions and Deposits from Banking Customers.